SO
12/31

KJ 12/30/02

SECURIT 02053967 ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44130

RECEIVED DEC 27 2002 WASH D.C. 207 PROCESSING SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Citadel Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Church Street, Suite 25
(No. and Street)

Freeport	New York	11520
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael T. Studer (516) 868-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Syed N. Haque, CPA
(Name – *if individual, state last, first, middle name*)

92-29 Queens Blvd., Suite 1C	Rego Park	New York	11374
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 06 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael T. Studer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Citadel Securities Corp., as of September 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MITCHELL G. MENIK
NOTARY PUBLIC, STATE OF NEW YORK
No. 01ME6035256
QUALIFIED IN NASSAU COUNTY
MY COMMISSION EXPIRES DEC. 27, 2005

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CITADEL SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

as of September 30, 2002

Syed N. Haque, CPA

92-29 Queens Boulevard, Suite 1C
Rego Park, New York 11374
Tel: 718-896-8900
Fax: 718-896-7490

INDEPENDENT AUDITOR'S REPORT

To the Stockholder and Board of Directors of
Citadel Securities Corp.:

We have audited the accompanying statement of financial condition of Citadel Securities Corp. (the "Company"), as of September 30, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Citadel Securities Corp. as of September 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

Syed N. Haque, CPA

Rego Park, New York
December 19, 2002

CITADEL SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

as of September 30, 2002

ASSETS:

Cash	$102,665
Due from clearing broker	30,610
Securities owned, at market value (Note 3)	9,386
Equipment, net of accumulated depreciation of $7,155 (Note 2)	3,678
Other assets	4,462
Total assets	$150,801

LIABILITIES AND STOCKHOLDER'S EQUITY:

Liabilities:	
Accounts payable and accrued expenses	$7,395
Total liabilities	7,395
Stockholder's equity:	
Common stock, no par value; 200 shares authorized, 199 shares issued and outstanding	199,000
Additional paid-in capital	101,100
Retained earnings (deficit)	(156,694)
Total stockholder's equity	143,406
Total liabilities and stockholder's equity	$150,801

The accompanying notes are an integral part of these financial statements.

CITADEL SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

1. Organization:

Citadel Securities Corp. (the "Company") was incorporated in New York on April 11, 1991 and is wholly owned by Castle Holding Corp. ("CHC"). The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, and has been a member of the National Association of Securities Dealers Inc. (the "NASD") since October 26, 1995, and commenced operations in April 1996. The Company makes markets in OTC Bulletin Board and "Pink Sheets" securities from its office in Freeport, New York. The Company has no retail customers and conducts business exclusively with other broker-dealers pursuant to a NASD restrictive agreement as amended August 22, 1996. The Company clears all trades with a clearing broker on a fully disclosed basis. Accordingly, the Company claims exemption from Securities and Exchange Commission Rule 15c3-3 because it does not carry customer funds nor handle customer securities.

2. Summary of Significant Accounting Policies:

Use of Estimates:
The preparation of the financial statements to conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and related expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned and Securities Sold, Not Yet Purchased:
Marketable securities owned consist of trading securities value at market. Unrealized gains and losses from mark to market valuations of securities are reflected in income. Securities for which no ready market exits are valued at estimated fair value as determined by the Board of Directors.

Equipment:
Equipment is stated at cost. Equipment is depreciated using the straight-line method over the estimated useful lives of the respective assets.

Income Taxes:
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting For Income Taxes".

Deferred tax assets and liabilities are determined based on the difference between the financial statements and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year's income taxable for federal and state income tax reporting purposes. Deferred income taxes, if any, reflect the net effects of temporary differences betweens the carrying

amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

3. Securities Owned at Market Value:

At September 30, 2002, securities owned at market value consisted of the following:

	Securirties Owned
Corporate equities - listed on OTC Bulletin Board and "Pink Sheets"	$9,386
Totals	$9,386

4. Net Capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 times net capital, as defined. At September 30, 2002, the Company had net capital of $129,987 which was $29,987 in excess of its required net capital of $100,000 and its ratio of aggregate indebtedness to net capital was .06 to 1.

Pursuant to a restrictive agreement as amended August 22, 1996 with the NASD, the Company had agreed to maintain minimum net capital of at least $120,000. Accordingly, at September 30, 2002, the Company had net capital in excess of the NASD minimum required amount by $9,987. The ratio of aggregate indebtedness to net capital was .06 to 1.

5. Rule 15c3-3:

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii), as all customers transactions are cleared on a fully disclosed basis through another registered broker-dealer, and it does not carry customer funds nor handle customer securities.

Syed N. Haque, CPA

92-29 Queens Boulevard, Suite 1C
Rego Park, New York 11374
Tel: 718-896-8900
Fax: 718-896-7490

To the Stockholder and Board of Directors of
Citadel Securities Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Castle Securities Corp. (the "Company"), for the year ended September 30, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry any securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above. It should be noted, however, that the Company is a small company, and essentially all its operational and record keeping procedures performed by two individuals. Consequently, the segregation of duties that is normally required for effective internal control is not practicable.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, SEC, National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rego Park, New York
December 19, 2002

Syed N. Hoque, CPA